FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Capital

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

CERTIFICATE FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON AUGUST 13TH, 2013

1.                  DATE, TIME AND PLACE: On the 13th of August, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.                  CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.                  CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Abilio dos Santos Diniz, Mr. Luiz Fernando Figueiredo, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Jean Charles Henri Naouri, Mr. Jean Louis Bourgier, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Mr. Arnaud Strasser, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4.                  AGENDA: Approve that an Extraordinary Shareholders’ Meeting of the Company shall be held on August, 29th, 2013, in order to resolve on the election of Mr. Modesto Carvalhosa to the position of a member of the Board of Directors of the Company, replacing Mr. Claudio Eugênio Stiller Galeazzi.

5.                  RESOLUTIONS:  As the meeting was commenced, the Board members discussed the issue comprised in the agenda, having unanimously approved that an Extraordinary Shareholders’ Meeting of the Company shall be held on August, 29th, 2013, in order to resolve on the appointment and election of Mr. Modesto Carvalhosa to the position of member of the Board of Directors of the Company, replacing Mr. Claudio Eugênio Stiller Galeazzi, in accordance with the recommendation of the Company’s Human Resources and Compensation Committee cast on the meeting of such Committee held on this date, at 11 a.m.

6.                  ATTACHED DOCUMENTS: All documents supporting the meeting were attached to the minutes.

7.                  APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, August 13th, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Luiz Fernando Figueiredo, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Jean Charles Henri Naouri, Jean Louis Bourgier, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is a certificate from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

São Paulo, 13th of August, 2013.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 14, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.